

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

March 21, 2017

<u>Via E-mail</u>
L. Benjamin Ederington, Esq.
Westlake Chemical Corp.
2801 Post Oak Blvd., Suite 600
Houston, TX 77056

> **Re:** **Westlake Chemical Corp.**
> **Registration Statement on Form S-4**
> **Filed March 13, 2017**
> **File No. 333-216662**

Dear Mr. Ederington:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Chris Ronne, Staff Attorney, at (202) 551-6156 or me at (202) 551-3397 with any questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief
Office of Manufacturing and
Construction

cc: <u>Via E-mail</u>
      Timothy Taylor, Esq.